Via Facsimile and U.S. Mail
Mail Stop 6010

March 11, 2009

David Becker
EVP and Chief Financial Officer
20425 Seneca Meadows Parkway
Germantown, MD 20876

**Re: Middlebrook Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarterly Period Ended September 30, 2008
        File No. 0-50414**

Dear Mr. Becker:

We have completed our review of your Form 10-K and related documents and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief